UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ALLIANCE RESOURCE PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

01877R108

(CUSIP Number)

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

(918) 295-7600

with a copy to:

R. Eberley Davis

Senior Vice President, General Counsel and Secretary

Alliance Resource Management GP, LLC

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

(918) 295-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01877R108	13D

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Alliance Holdings GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*

	8	Shared Voting Power: 87,188,338*

	9	Sole Dispositive Power: 0*

	10	Shared Dispositive Power: 87,188,338*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,188,338

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.7%**

14	Type of Reporting Person: HC, PN

* The common units representing limited partner interests (the “ARLP Common Units”) of Alliance Resource Partners, L.P. (“ARLP”) attributable to Alliance Holdings GP, L.P. (“AHGP”) consist of (i) 31,088,338 ARLP Common Units held by AHGP and (ii) 56,100,000 ARLP Common Units held by MGP II, LLC, a wholly owned subsidiary of AHGP (“MGP II”). Alliance GP, LLC (“AGP”) is the general partner of AHGP and is wholly owned by C-Holdings, LLC (“C-Holdings”), which is wholly owned by Joseph W. Craft III. The ARLP Common Units owned by AHGP may be deemed beneficially owned by, and the voting and dispositive power over those ARLP Common Units may be deemed as shared with, AGP, C-Holdings and Mr. Craft.

** Based on a total of 130,704,217 ARLP Common Units issued and outstanding as of August 4, 2017.

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons MGP II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0*

	8	Shared Voting Power: 56,100,000*

	9	Sole Dispositive Power: 0*

	10	Shared Dispositive Power: 56,100,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,100,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 42.9%**

14	Type of Reporting Person: HC, OO

* MGP II is a wholly owned subsidiary of AHGP. The ARLP Common Units held by MGP II may be deemed beneficially owned by, and the voting and dispositive power over those units may be deemed as shared with, AHGP, AGP, C-Holdings and Mr. Craft.

** Based on a total of 130,704,217 ARLP Common Units as of August 4, 2017.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “ARLP Common Units”) of Alliance Resource Partners, L.P., a Delaware limited partnership (“ARLP”), which has its principal executive offices at 1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119. This Amendment is being filed by each of Alliance Holdings GP, L.P. (“AHGP”) and MGP II, LLC (“MGP II” and together with AHGP, the “Reporting Persons”), to amend the Schedule 13D filed on May 24, 2006 (the “Prior Schedule 13D”).

Item 2. Identity and Background.

Item 2 of the Prior Schedule 13D is hereby amended and restated as follows:

(a)         This Amendment is filed by:

(i)             Alliance Holdings GP, L.P., a Delaware limited partnership; and

(ii)          MGP II, LLC, a Delaware limited liability company.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)         The business address and principal office of each of AHGP and MGP II is 1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119.

(c)          The principal business of AHGP is holding its ownership interests in ARLP and assisting ARLP in executing its business strategy. The principal business of MGP II is holding the membership interests in Alliance Resource Management GP, LLC, a Delaware limited liability company and the general partner of ARLP (“MGP”).

(d)         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           AHGP is a Delaware limited partnership. MGP II is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of AGP, the general partner of AHGP, has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. MGP II is managed by AHGP and does not have its own executive officers or directors.

Item 3. Source and Amount of Funds of Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

On July 28, 2017, ARLP entered into a Contribution Agreement (the “Contribution Agreement”) by and among ARLP, MGP, Alliance Resource GP, LLC, a Delaware limited liability company (“SGP”), ARM GP Holdings, Inc., a Delaware corporation (“ARMH, Inc.”), MGP II and AHGP. The transactions contemplated by the Contribution

Agreement were closed on that same date. Pursuant to the Contribution Agreement, (i) MGP contributed to ARLP all of its incentive distribution rights representing non-voting limited partner interests in ARLP (the “IDRs”) together with its 0.99% general partner interest in ARLP in exchange for a non-economic general partner interest in ARLP and 56,100,000 ARLP Common Units (the “MGP Common Units”) and (ii) SGP contributed to ARLP its 0.01% general partner interest in ARLP and its 0.01% general partner interest in Alliance Resource Operating Partners, L.P. (“AROP”) in exchange for 7,181 ARLP Common Units (the “SGP Common Units” and, together with the MGP Common Units, the “Exchange Units,” and, the transactions described in (i) and (ii), the “Exchange Transactions”).  The general partner interests in ARLP that were contributed to ARLP were cancelled by ARLP, and the only remaining general partner interest in ARLP is the non-economic general partner interest issued to MGP as described above.  In addition, ARLP cancelled the IDRs following their contribution by MGP.  Following the transaction, ARLP maintains the 0.01% special general partner interest in AROP contributed to it by SGP as noted above.

As a result of the transactions contemplated by the Contribution Agreement, the MGP Units are now held by MGP II, a subsidiary of AHGP that owns MGP as a result of the transactions. MGP continues to serve as the general partner of ARLP following the transactions, and no control, management or governance changes otherwise occurred, including with respect to ARLP’s subsidiaries.

Concurrently with the execution of the Contribution Agreement, MGP amended the Third Amended and Restated Agreement of Limited Partnership of ARLP, dated as of June 16, 2014, to make certain adjustments to the unrealized gain and loss allocation provisions and the definitions related thereto in a manner designed to facilitate the ultimate fungibility of the ARLP Common Units issued under the Contribution Agreement, which adjustments were effective in accordance with Section 761(c) of the Code as of January 1, 2017 through the date of the closing of the Exchange Transactions (the “First Amendment to Existing Partnership Agreement”).  The foregoing description of the First Amendment to the Existing Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 3.1 of ARLP’s Form 8-K filed on July 28, 2017 (the “July 28, 2017 8-K”) and is incorporated by reference herein.

Concurrently with the execution of the Contribution Agreement, MGP amended and restated the Third Amended and Restated Agreement of Limited Partnership of ARLP, dated June 16, 2014, as amended, by entering into the Fourth Amended and Restated Agreement of Limited Partnership of ARLP, dated as of July 28, 2017, in order to reflect (i) the cancellation of the IDRs, (ii) the cancellation of the economic general partner interests in ARLP and the issuance of a non-economic general partner interest in ARLP and (iii) certain other changes, including the removal of references to the subordinated units (all of which previously converted into ARLP Common Units), the removal of the concepts of operating surplus and capital surplus and related defined terms, which no longer have any significance following the amendments described in clauses (i)-(iii) above, and updating the tax allocation and audit provisions (such amended and restated agreement, the “Revised Partnership Agreement”).  Pursuant to the Revised Partnership Agreement, within 45 days of following the end of each fiscal quarter, 100% of the “Available Cash” (as defined in the Revised Partnership Agreement) of ARLP will be distributed to the holders of ARLP Common Units, pro rata. The foregoing description of the Revised Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 3.2 of the July 28, 2017 8-K and is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired their beneficial ownership of the MGP Common Units as part of the transactions contemplated by the Contribution Agreement.

Except as set forth in this Amendment, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease their respective positions in ARLP through, among other things, the purchase or sale of securities of ARLP on the open market or in private transactions or otherwise, including the exercise of warrants or options, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

(a) — (b)  The aggregate number and percentage of shares of ARLP Common Units beneficially owned by the Reporting Persons (on the basis of 130,704,217 ARLP Common Units issued and outstanding as of August 4, 2017) are as follows:

(1)         AHGP

(a)         Amount beneficially owned: 87,188,338 ARLP Common Units                                                             Percentage: 66.7%

(b)         Number of ARLP Common Units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 87,188,338

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)      Shared power to dispose or to direct the disposition of: 87,188,338

(2)         MGP II

(a)         Amount beneficially owned: 56,100,000 ARLP Common Units                                                             Percentage: 42.9%

(b)         Number of ARLP Common Units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 56,100,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)      Shared power to dispose or to direct the disposition of: 56,100,000

(3)         The Reporting Persons’ ownership has been adjusted to reflect the two-for-one split of the ARLP Common Units that occurred on June 16, 2014, which had no impact on the ownership percentages of the Reporting Persons.

(c)          The Reporting Persons have not acquired any ARLP Common Units during the past 60 days, other than the purchases reported in this Amendment.

(d)         The Reporting Persons have the right to receive distributions from, and the proceeds of sale of, the ARLP common units held by each Reporting Person as a record holder.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 of the Prior Schedule 13D is hereby amended and restated as follows:

The information included or incorporated by reference in Item 3 is hereby incorporated by reference.

Certain transfer restrictions and voting rights in respect of the ARLP Common Units beneficially owned by the Reporting Persons are set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of which is filed as Exhibit 3.2 of the July 28, 2017 8-K and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit B:                 Amendment No. 1, dated as of July 28, 2017, to Third Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., filed as Exhibit 3.1 of ARLP’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2017.

Exhibit C:                 Fourth Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., dated as of July 28, 2017, filed as Exhibit 3.2 of ARLP’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2017.

Exhibit D:                 Contribution Agreement, dated as of July 28, 2017, by and among Alliance Resource Partners, L.P., Alliance Resource Management GP, LLC, Alliance Resource GP, LLC, ARM GP Holdings, Inc., MGP II, LLC and Alliance Holdings GP, L.P., filed as Exhibit 10.1 of ARLP’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2017.

Exhibit E:                  Joint Filing Agreement, dated August 8, 2017.

Exhibit F:                   Power of Attorney for Alliance Holdings GP, L.P.

Exhibit G:                 Power of Attorney for MGP II, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2017

ALLIANCE HOLDINGS GP, L.P.

By:	/s/ Kenneth Hemm
Name:	Kenneth Hemm
Title:	Attorney-in-Fact

MGP II, LLC

By:	/s/ Kenneth Hemm
Name:	Kenneth Hemm
Title:	Attorney-in-Fact

SCHEDULE I

Executive Officers and Directors of Alliance GP, LLC

Joseph W. Craft III

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: President, Chief Executive Officer and Chairman of Alliance GP, LLC; President, Chief Executive Officer and Director of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 87,554,971	Percentage: 67.0%

Number of units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 357,452

(ii) Shared power to vote or to direct the vote: 87,197,519

(iii) Sole power to dispose or to direct the disposition of: 357,452

(iv)      Shared power to dispose or to direct the disposition of: 87,197,519

Brian L. Cantrell

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Senior Vice President and Chief Financial Officer of Alliance GP, LLC; Senior Vice President and Chief Financial Officer of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 99,094	Percentage: *

Number of units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 99,094

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 99,094

(iv)      Shared power to dispose or to direct the disposition of: 0

R. Eberley Davis

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Senior Vice President, General Counsel and Secretary of Alliance GP, LLC; Senior Vice President, General Counsel and Secretary of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 68,839	Percentage: *

Number of units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 68,839

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 68,839

(iv)      Shared power to dispose or to direct the disposition of: 0

Robert G. Sachse

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Executive Vice President of Alliance GP, LLC; Executive Vice President of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 104,225	Percentage: *

Number of units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 104,225

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 104,225

(iv)      Shared power to dispose or to direct the disposition of: 0

Charles R. Wesley

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Executive Vice President of Alliance GP, LLC; Executive Vice President and Director of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 0	Percentage: 0

Number of units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)      Shared power to dispose or to direct the disposition of: 0

Thomas M. Wynne

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Senior Vice President and Chief Operating Officer of Alliance GP, LLC; Senior Vice President and Chief Operating Officer of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 62,298	Percentage: *

Number of units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 62,298

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 62,298

(iv)      Shared power to dispose or to direct the disposition of: 0

Thomas M. Davidson, Sr.

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Director of Alliance GP, LLC

Citizenship: USA

Amount beneficially owned: 0	Percentage: 0

Number of units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)      Shared power to dispose or to direct the disposition of: 0

Robert J. Druten

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Director of Alliance GP, LLC; Senior Vice President and Chief Financial Officer of Alliance Resource Management GP, LLC

Citizenship: USA

Amount beneficially owned: 0	Percentage: 0

Number of units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)      Shared power to dispose or to direct the disposition of: 0

Wilson M. Torrence

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

Principal Occupation: Director of Alliance GP, LLC

Citizenship: USA

Amount beneficially owned: 34,796	Percentage: *

Number of units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 34,796

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 34,796

(iv)      Shared power to dispose or to direct the disposition of: 0

* Less than 1%.

EXHIBIT INDEX

Exhibit B:

Amendment No. 1, dated as of July 28, 2017, to Third Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., filed as Exhibit 3.1 of ARLP’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2017.

Exhibit C:

Fourth Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., dated as of July 28, 2017, filed as Exhibit 3.2 of ARLP’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2017.

Exhibit D:

Contribution Agreement, dated as of July 28, 2017, by and among Alliance Resource Partners, L.P., Alliance Resource Management GP, LLC, Alliance Resource GP, LLC, ARM GP Holdings, Inc., MGP II, LLC and Alliance Holdings GP, L.P., filed as Exhibit 10.1 of ARLP’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2017.

Exhibit E:	Joint Filing Agreement, dated August 8, 2017.

Exhibit F:	Power of Attorney for Alliance Holdings GP, L.P.

Exhibit G:	Power of Attorney for MGP II, LLC.